UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May, 2018

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.

(Exact name of registrant as specified in its charter)

SUPERVIELLE GROUP S.A.

(Translation of registrant’s name into English)

Bartolomé Mitre 434, 5th Floor

C1036AAH Buenos Aires
Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

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GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item

Notice
1.	Notice of Relevant Information – Acquisition of the stock ownership of InvertirOnline S.A. and of InvertirOnline.com Argentina S.A.

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Autonomous City of Buenos Aires, May 24, 2018

Messrs.

National Securities Commission

Present

RE: RELEVANT MATTER – Acquisition of the stock ownership of InvertirOnline S.A. and of InvertirOnline.com Argentina S.A.

To whom it may concern,

Grupo Supervielle S.A., a universal financial services group headquartered in Argentina with a nationwide presence, announced today that it has acquired a 100% stock ownership of online trading platform InvertirOnline (“IOL”), through the purchase of 100% of the capital stock of both InvertirOnline S.A. and InvertirOnline.com Argentina S.A. for an aggregate purchase price of US$ 38.5 million, subject to customary adjustments.

The terms of the transaction include:

i)	240,000 nominative, non-endorsable ordinary shares with a par value of AR$ 100 each and entitled to 5 votes per share, representing 100% of the capital stock of InvertirOnline S.A.; and

ii)	80,451,077 nominative, non-endorsable ordinary shares with a par value of AR$ 0.01 each and entitled to 1 vote per share, representing 100% of the capital stock of InvertirOnline.com Argentina S.A.

“InvertirOnline is a world-class online trading platform, holding a top-five leading position in the Online Broker segment in Argentina, and a benchmark for the Fintech sector in the country. Consistent with our digital transformation strategy, this acquisition clearly represents a qualitative leap in the value proposition for our customers and extends significant new opportunities to the InvertirOnline customers who will become part of the Supervielle platform,” said Patricio Supervielle, President and CEO of Grupo Supervielle.

“Argentina has one of the highest rates of internet penetration in Latin America,and acquiring IOL will allow us to capture the significant growth potential in a market with one of the lowest market cap to GDP ratios in the region with this fee generating business,” continued Mr. Supervielle.

“We see excellent opportunities in the local financial market and in an increasingly competitive space and we believe that joining Grupo Supervielle will allow us to maintain our strong market position. This will also allow us to maintain a client centric approach while accelerating the development of new products to streamline the process of online trading”, commented José Vignoli, CEO of InvertirOnline.

Founded in 1999, IOL has developed proprietary technology that will allow it to provide users with a secure, flexible and scalable trading platform. InvertirOnline has some 16,400 users, with AR$ 6.4 billion of assets under management. In the first four months of 2018, IOL captured 4% of the equity trading market and ranked 5th in terms of equity volumes traded. Furthermore, 15% of total equity transactions during 2017 were conducted through IOL's digital platform by retail investors. Over the past four years, the total effective volume of equities traded in Argentina has quadrupled according to ByMA-IAMC.

Without further ado, I greet you attentively.

_______________________

Alejandra Naughton

Responsible for Market Relations

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: May 24, 2018	By:	/s/ Alejandra Naughton
	Name:	Alejandra Naughton
	Title:	Chief Financial Officer

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